U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

       NOTIFICATION OF LATE FILING                SEC FILE NUMBER 0-13836



                                                  CUSIP NUMBER 827068-20-6
                                                               -----------


[]Form 10-K and Form 10-KSB []Form 20-F []Form 11-K [X]Form 10-Q and Form 10-QSB
       For Period Ended December 31, 2001
       [ ] Transition Report on Form 10-K
       [ ] Transition Report on Form 20-F
       [ ] Transition Report on Form 11-K
       [ ] Transition Report on Form 10-Q
       [ ] Transition Report on Form N-SAR

       For the Transition Period Ended

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I- Registrant Information

       Full Name of Registrant
       Former Name if Applicable

           ...............SILICON VALLEY RESEARCH, INC...............

       Address of Principal Executive Office (Street and Number)

            ..............6293 San Ignacio Avenue Suite 201.........

       City, State and Zip Code

               ..............San Jose, CA 95119-1231.............






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Part II-Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[XX]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[XX] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[XX]   (c)   The  accountant's  statement  or  other exhibit  required  by  Rule
12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Registrant's quarterly review for quarter ended December 31, 2001 is not yet complete because the accountants have been unable to complete procedures sufficient to enable them to approve the filing and therefore, as of February 14, 2002, the required filing date, have not reviewed the Company's consolidated financial statements.

Part IV-Other Information

       (1) Name and telephone number of person to contact in regard to this notification:

    Linda J. Zacks                 (408)                        361-0339
 ................................................................................
       (Name)                   (Area Code)                (Telephone Number)

       (2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [X] Yes  [ ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [ ] Yes  [X] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SILICON VALLEY RESEARCH, INC., a California Corporation, has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2002                  SILICON VALLEY RESEARCH, INC.,
                                            a California Corporation

                                         By:  /s/  James Benouis
                                            ----------------------------------
                                            James Benouis, President and
                                            Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an execution officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with this form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).




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Securities and Exchange Commission
Washington, D.C.  20549


As independent certified public accountants for Silicon Valley Research, Inc. we are required to apply review procedures in accordance with Statement of Auditing Standards #71 with respect to the quarterly consolidated financial information. In regards to the consolidated financial statements as of and for the quarter ended December 31, 2001, we have not been able to complete the required review procedures.


/s/ Moss Adams LLP

February 14, 2002
San Francisco, California